Newborn Acquisition Corp.
Room 801, Building C
Zhongshan East 2nd Road, Huangpu District
Shanghai, 200002, China

February 12, 2020

VIA EDGAR & TELECOPY
Ms. Susan Block
Division of Corporation Finance

Office of Transportation and Leisure
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Newborn Acquisition Corp. (the “Company”) Registration Statement on Form S-1 (File No. 333-235788) (the “Registration Statement”)

Dear Ms. Martin:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on February 13, 2020, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

NEWBORN ACQUISITION CORP.

By: /s/ Wenhui Xiong
       Name: Wenhui Xiong
       Title: Chairman and Chief Executive Officer